LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com

Please reply to Fax No: 020 7880 5111

19 November 2004

BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully

Natasha Abdul Aziz
Assistant Company Secretary

cc. Mr. Brian Teitelbaum (Citibank)

LAURA ASHLEY HOLDINGS plc
("the Company")

Laura Ashley today announces that Ms Rebecca Navarednam has resigned as Joint Chief Executive Officer and director of the Company, with effect from 1 January 2005.

Rebecca joined Laura Ashley in January 2003 when she was appointed Non-Executive Director of the Company. She was subsequently appointed as Joint Chief Executive Officer on 1 June 2003.

The Board would like to thank Rebecca for her services to the Company and wishes her well in her future endeavours.